Exhibit 4.2

DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Common Stock
The following description of our Common Stock is a summary and is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part, and applicable provisions of the Delaware General Corporation Law.
Authorized Capital Stock
Our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.005 per share (“Common Stock”), and 20,000,000 shares of series preferred stock, par value $0.005 per share (“Preferred Stock”).
Dividend Rights
Subject to preferences applicable to any then outstanding Preferred Stock, holders of our Common Stock are entitled to receive dividends, if any, as may be declared by our board of directors. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends in the foreseeable future.
Voting Rights
Each holder of our Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.
Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution or winding up, holders of our Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of Preferred Stock.
Rights and Preferences
Holders of our Common Stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock that we may designate in the future.
Preferred Stock
The board of directors is authorized, subject to limitations, to issue shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. No shares of Preferred Stock are outstanding. The issuance of Preferred Stock by us could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change of control or other corporate action.
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Board of Directors Vacancies. Vacancies occurring on the board of directors for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of the board of directors. These provisions would prevent a stockholder from increasing the size of our board

Exhibit 4.2

and then gaining control of our board by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board but promotes continuity of management.

Classified Board. Our board of directors is divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms.A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

Stockholder Action; Special Meeting of Stockholders. Except as otherwise expressly provided by the terms of any series of Preferred Stock or other class of stock, no action shall be taken by the stockholders of the Company except at an annual or special meeting of the stockholders. Special meetings of stockholders, other than those required by statute, may be called by a majority of our board, the chairman of the board, our Chief Executive Officer or president. Stockholders may not take action by written consent. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our Bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. They also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. These provisions may also discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Amendment of Charter Provisions. Any amendment to our Certificate of Incorporation requires approval by holders of at least two-thirds of our then outstanding common stock.

Issuance of Undesignated Preferred Stock. Our board of directors, without further action by the stockholders, can issue Preferred Stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of Preferred Stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.
Transfer Agent and Registrar
Our transfer agent and registrar for our Common Stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 462 South 4th Street, Suite 1600, Louisville, KY 40202. Our shares of common stock will be issued in uncertificated form only, subject to limited circumstances.
Market Listing
Our Common Stock is listed on the New York Stock Exchange under the symbol “ONDK.”